Exhibit 99.1

SIGMA LITHIUM FILES PHASE 3 TECHNICAL REPORT
SUPPORTING THE PREVIOUSLY ANNOUNCED ~50% INCREASE
IN TOTAL NI 43-101 MINERAL RESOURCE ESTIMATE TO 86

MILLION TONNES

VANCOUVER, CANADA -- (August 9, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, reports that it has filed a technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 3 Mineral Resource Estimate” (the “Phase 3 Technical Report”) supporting its news release dated June 22, 2022, announcing the approximate 50% increase to the total National Instrument 43-101 (“NI 43-101”) mineral resource estimate at its 100% owned Grota do Cirilo Project (the “Project” or “Grota do Cirilo”).

The maiden mineral resource estimate at the Project’s Phase 3 NDC deposit (“Phase 3”) increased its estimated resource by approximately 50%, to 85.7 Mt, comprised of:

•	73.6 Mt of Measured and Indicated mineral resources grading at 1.43% Li2O; and
•	12.1 Mt of Inferred mineral resources grading at 1.45% Li2O.

The Phase 3 mineral resource estimate of 26.8 Mt announced on June 22, 2022 is comprised of:

•	23.3 Mt of Measured and Indicated mineral resources grading at 1.49% Li2O; and
•	3.5 Mt of Inferred mineral resources grading at 1.48% Li2O.

Refer to Table 1 below for additional details regarding the maiden Phase 3 mineral resource estimate.

Table 1: Phase 3 Mineral Resources

NDC Mineral Resources
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Measured	2.4	1.55%	92
0.5%	Indicated	20.9	1.48%	765
0.5%	Measured & Indicated	23.3	1.49%	857
0.5%	Inferred	3.5	1.48%	129

Note:

1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Inferred mineral resources are exclusive of the Measured and Indicated resources.
2)	The estimates have an effective date of May 30, 2022 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS Canada employee.
3)	A fixed density of 2.72 t/m3 was used to estimate the tonnage from block model volumes.
4)	Mineral Resources are reported assuming open pit mining methods, and the following further assumptions: lithium concentrate (6% Li2O) price of US$1,500/t, mining costs of US$2.20/t for mineralization and waste, crushing and processing costs of US$10.70/t, general and administrative (G&A) costs of US$4.00/t, metallurgical DMS recovery of 60%, 2% royalty payment, pit slope angles of 55º, and an overall cut-off grade of 0.5% Li2O.
5)	All Mineral Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
6)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

The Phase 3 Technical Report is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the Company’s corporate website. The Phase 3 Technical Report was issued on August 4, 2022. The Phase 3 Technical Report was prepared for Sigma Lithium by: Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Brian Talbot, FAusIMM, Rtek Pty Ltd.

QUALIFIED PERSONS

The technical and scientific information related to geology and mineral resource estimate in this news release has been reviewed and approved by Marc-Antoine Laporte P.Geo., M.Sc., of SGS Geological Services. Mr. Laporte is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the other technical information included in this news release.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, the largest lithium hard rock project in the Americas and one of the largest and highest purity lithium projects in the world. The lithium will be processed in a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. Since inception, Sigma Lithium has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the Phase 3 mineral resource estimate, the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates (including that the Company will obtain all licenses and approvals required); anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; the military conflict in Ukraine and related sanctions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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